Exhibit 99.9

Free translation for information purposes GALAPAGOS Limited Liability Company Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium Company Number: 0466.460.429 RLE Antwerp (division Mechelen) Special report of the board of directors in accordance with article 7:154 of the Code of Companies and Associations on the amendment of the Company’s purpose Dear shareholders, In accordance with article 7:154 of the Code of Companies and Associations (hereinafter “CCA”), the board of directors of Galapagos NV (hereinafter the “Company” or “Galapagos”) has the honor to present to you this report on the proposal to amend the Company’s purpose. Justification for the proposed amendment of the Company’s purpose The board of directors believes it is advisable to amend the Company’s purpose as follows: ï,· introduce an expansion of the fields in which the Company is active in respect of its research, more precisely, inserting a reference to pharmaceutical and medical fields; ï,· introduce an explicit reference to commercial activities; and ï,· introduce an explicit reference to the possibility to hold shareholdings in other companies having a purpose directly or indirectly related to research, development, industrial or commercial activities, focused mainly but not necessarily exclusively on the pharmaceutical industry. The proposed amendments are driven by the rapid changes the Company is currently undergoing as a consequence of, amongst others, the significant progress with respect to the Company’s pipeline, the transformation of the Company into a fully integrated biopharmaceutical company and the innovative R&D deal with collaboration partner Gilead. The proposed amendments aim to bring the Company’s purpose in line with the stage of development of the Company and its future commercial ambitions. Proposed amendment of the Company’s purpose Currently, article 3 of the Articles of Association states the following: “The company’s purpose consists of: (a) the development, the construction and exploitation of gene libraries for functional genomics research; (b) the research for the development of health products for human beings and animals, pharmaceutical products and other products relating thereto; (c) the development, testing, scaling up, and exploitation of gene therapy procedures, as well as the development, evaluation and exploitation of clinical applications of such procedures; (d) for its own account or for the account of third parties, the performance of research in the field of or in connection with biological and industrial technology, genetics and human and animal life in general; (e) the acquisition, sale and licensing of patents, trademarks, industrial and intellectual property, whether or not secret, and licenses.

For such purposes the company may, in Belgium and abroad, acquire or lease any license, movable or immovable property necessary or useful for its commercial or industrial purpose, operate, sell or lease same, build factories, establish subsidiaries and branches, and establish premises. It may engage in all operations with banks, post cheque, invest capital, contract or grant loans and credit facilities, whether or not mortgaged. The company may, by means of contribution, participation, loans, credit facility, subscription of shares, acquisition of shares and other commitments, participate in other companies, associations or enterprises, both existing as to be incorporated, and whether or not having a purpose similar to the purpose of the company. The company may merge with other companies or associations. The company may incorporate subsidiaries both under Belgian as under foreign law. The company may acquire or establish any property that is necessary or useful for its operations or its corporate purpose.” In view of the justification set out above, we propose that you amend article 3 of the Articles of Association, which will henceforth be described as follows: “The company’s object consists of: (a) the research and development of health products for human beings and animals, pharmaceutical products and other products relating thereto; (b)                 for its own account or for the account of third parties, the performance of research in the field of or in connection with pharmaceutical, medical, biological and industrial technology, genetics and human and animal life in general; (c)                 the exploitation of biological, chemical or other products, processes and technologies in the life sciences sector in general, and more specifically in the pharmaceutical, medical, diagnostic, and chemical sector, including activities relating to the production, marketing and commercial exploitation of such products, processes and technologies; (d) the acquisition, sale and licensing of patents, trademarks, industrial and intellectual property, whether or not secret, and licenses; (e) holding direct or indirect shareholdings in other companies having an object directly or indirectly related to research, development, industrial or commercial activities, focused mainly but not necessarily exclusively on the pharmaceutical industry. For such object the company may, in Belgium and abroad, acquire or lease any license, movable or immovable property necessary or useful for its commercial or industrial object, operate, sell or lease same, build factories, establish subsidiaries and branches, and establish premises. It may engage in all operations with banks, post cheque, invest capital, contract or grant loans and credit facilities, whether or not mortgaged. The company may, by means of contribution, participation, loans, credit facility, subscription of shares, acquisition of shares and other commitments, participate in other companies, associations or enterprises, both existing as to be incorporated, and whether or not having an object similar to the object of the company. The company may merge with other companies or associations. The company may incorporate subsidiaries both under Belgian as under foreign law. The company may acquire or establish any property that is necessary or useful for its operations or its corporate object.” We ask you to approve the proposed amendment to the company’s purpose at the extraordinary general meeting to be held on 28 April 2020.

Done on 24 March 2020, On behalf of the board of directors,                [signed] [signed] Raj Parekh Chairman Onno van de CEO